APPLIANCE RECYCLING CENTERS OF AMERICA, INC.

7400 Excelsior Blvd. Minneapolis, MN 55426-4517
TELEPHONE: (952) 930-9000	FACSIMILE: (952) 930-1800

June 17, 2005

Mr. Michael Moran

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 03-08

Washington, D.C.  20549

Re:	Appliance Recycling Centers of America, Inc.
Comment Letter dated May 25, 2005
Form 10-K for the fiscal year ended January 1, 2005
Form 10-Q for the fiscal quarter ended April 2, 2005
File No. 0-19621

Dear Mr. Moran:

We have received your comment letter dated May 25, 2005, with respect to the above-referenced filings by Appliance Recycling Centers of America, Inc.  Your letter requested a response within 10 business days.  On June 8, 2005 we contacted Dave Irving, Staff Accountant, to request an additional 10 business days to complete our responses to your comments and he granted us the requested extension.

As requested, we are providing the following responses and supplemental information.  To facilitate your review of our responses, we have set forth below the full text of each comment, followed by our response thereto.

Form 10-K for the Fiscal Year Ended January 1, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

General

1.                                      We note you operate four processing and recycling centers.  Additionally, you state in the business section that, “under some circumstances we may be subject to contingent liabilities because we handle hazardous materials.”  Tell us if you have any environmental remediation liabilities or contingencies at the balance sheet date.  Also, tell us if these sites historically required environmental remediation.

Response:  As of the balance sheet date we do not have any environmental remediation liabilities or contingencies.  Also, these sites have not required any environmental remediation in the past.  We have many processes and procedures in place to prevent any leaks or spills of any hazardous materials that we handle in the recycling of appliances.  Some of these include:

a.               A Corporate Risk and Training Manager.

b.              Specific processes and procedures for handling all hazardous materials.

c.               Emergency response procedures if a spill or leak should occur.

d.              Employee screening, hiring and certifications.

e.               Permits and licenses required for each location by federal, state and local laws.

f.                 Reporting of hazardous materials handling to the appropriate legal authorities.

g.              Periodic audits of subcontractors who provide services for handling hazardous materials for us.

Even with all of the above in place, there is no guarantee that a hazardous spill or leak could not occur.  However, since we have no history of a hazardous spill or leak we have no basis to calculate a liability.

Critical Accounting Policies, page 17

2.                                      In future filings, revise your disclosures to present a more robust discussion as to why these are critical accounting policies.  Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.  The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance.  The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

•                                          Discuss why management believes the accounting policy is critical;

•                                          Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future;

•                                          Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Refer to Item V of Release Nos. 33-8350/34-48960.

Response:  In future filings we will present a more robust discussion as to why these are critical accounting policies.  Following are examples of our anticipated discussions:

Revenue recognition:  We recognize retail revenues when the consumer pays for the appliance with cash, check or credit card.  We recognize recycling revenue when we collect and process a unit under our recycling contracts.  We recognize byproduct revenue when we receive payment from the scrap metal processor, and when we ship CFCs to a recycler.

We also sell extended warranty agreements to consumers who purchase appliances.  We retain the obligation to provide the warranty service for a small number of these agreements.  In these cases, we collect funds at the time the consumer purchases the extended warranty agreement and recognize revenue over the term of the warranty contract, which is usually 12 months.  On the remaining extended warranty agreements that we sell, we are not responsible for the service costs since the third party service provider is responsible for them.  In these cases, we recognize revenue at the time of sale, in an amount equal to the sale price paid by the consumer, less a commission payable by us to the third party service provider.  Revenue from the sale of extended warranty agreements is included in retail revenues.

We include shipping and handling charges to customers in retail revenues.  The payment of the shipping and handling charges to customers is deposited in our bank accounts within 48 hours.  The shipping and handling costs that we incur related to the shipping and handling charges are included in cost of revenues.

The application of our revenue recognition policy does not involve significant uncertainties and is not subject to accounting estimates or assumptions having significant sensitivity to change.

Product warranty:  Our warranty policy states that we will repair or replace defective units at no cost to our customers.  We are an authorized service provider for Whirlpool, Maytag, Frigidaire and GE.  After we provide service to our customers who purchased an appliance from us, we submit a service reimbursement claim to the appliance manufacturer to cover the costs incurred.  There are a small number of warranties that we offer that we are responsible for the cost of the service call.  We analyze this information to determine what our potential future expense will be and record a liability.  Our product warranty policy contains uncertainties because management must estimate the potential future expense for those service calls that are not covered under the authorized service provider agreements with the appliance manufacturers.  However, we do not believe the uncertainties relating to management’s estimates would have a material effect on our results of operations.

Trade receivables:  We invoice our recycling customers for recycling services with 30 day payment terms.  Historically we have had very few write-offs of uncollectible invoices.  We also invoice the appliance manufacturers for credits due to us as a result of appliances we receive that do not meet the requirements of our agreement with them.  Some of these receivables have been written-off when credits have not been received from the manufacturer.  Management must apply judgment in determining if any of these receivables will become uncollectible.  This estimate is used to calculate the allowance for doubtful accounts for these receivables.

Inventories:  We value our inventories of appliances at the lower of cost, first-in, first-out (FIFO), or market and establish an inventory reserve, which represents management’s estimate as to the realizability of our appliance inventory.  This inventory reserve contains uncertainties since management must make assumptions and apply judgments regarding inventory aging and adjustments to market.  In making these assumptions and judgments, management reviews historical aging information and margin analyses.  Management’s estimates and the adequacy of our inventory reserve could be affected by changes in the market for appliances, including price changes by manufacturers, and such changes could have material effect on our results of operations.

Property and equipment:  Management estimates the life of property and equipment based on the use of the item.  Management estimates the life of leaseholds based on the underlying lease and/or useful life.

Income taxes:  Deferred tax assets are reduced by a valuation allowance when, in the opinion of our management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  In establishing a valuation allowance, management must estimate whether and when we will have future taxable income that can be reduced by deferred tax assets.

Stock-based compensation:  Currently, we use the Black-Scholes option pricing model to determine the pro-forma compensation costs presented in Note 1 of our financial statement.  This pricing model requires management to estimate if and when options granted will be exercised.  In determining this estimate, management reviews historical performance of the Company’s stock and stock option exercises.

Results of Operations, page 19

3.                                      In future filings, revise your disclosure to provide a narrative discussion of the extent to which material financial statement increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.  For example, we note that retail revenues increased $7.0 million from 2003 to 2004 and that same-store sales for 2004 increased 10%.  Please revise your disclosure to state the revenues in 2004 and 2003 that came from same-store sales, and the revenues that came from new stores.  See Item 303(a)(3)(iii) of Regulation S-K.

Response:  In future filings we will include additional narrative discussion regarding increases in revenues and also quantify the increases by reason.  The increase in retail revenues of 20.2% or $7,042,000 for 2004 compared to 2003 was a result of same-store sales increase of 10% or approximately $2,798,000, new stores operating in 2004 with sales of approximately $3,666,000, and approximately $578,000 from stores that were opened during 2003 but could not be included in the same-store calculation.

4.                                      In future filings, in circumstances where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify, in dollars, to the extent possible the incremental impact of each individual business reason on the overall change.  For example, in your discussion of the increase in gross profit, quantify the impact of changes in the material factors contributing to the increase in gross profit percentage.

Response:  In future filings, we will quantify, in dollars, to the extent possible the incremental impact of each individual business reason on the overall change between periods in key financial data or indicators.

5.                                      We note your disclosure on page 22 that some distribution center costs are included in selling, general and administrative expense.  Please expand your disclosure here and in the notes to the financial statements to describe the costs included in costs of sales. Indicate specifically whether you include purchasing and receiving costs, inspection costs, internal transfer costs and other costs of your distribution network. For those costs excluded, such as the distribution center costs, please tell us why the costs are excluded and disclose:

•                                          The line item that the excluded costs are included in, for example, selling, general and administrative, and the amounts included in each line item for each period presented; and,

•                                          In MD&A disclose that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

Response:  We will expand our disclosure in future filings to disclose that cost of goods sold includes all costs other then Selling, General and Administrative Expenses.  Cost of goods sold includes all costs related to the purchase of inventory, including freight, costs related to the receiving and distribution of inventory, and costs related to the delivery and service of the inventory after it is sold to the consumer. The costs included in Selling, General and Administrative Expenses on page 22 were the general and administrative costs related to the opening of the combination retail store/warehouse distribution center.  Since we do include all costs related to our distribution network in cost of goods sold, our gross margins are comparable to others.

Liquidity and Capital Resources, page 23

6.                                      Please expand your disclosure in future filings to discuss how your debt covenants impact your plans to open up new stores in 2005 and thereafter.  See Item IV of Release Nos. 33-8350/34-48960.

Response:  In future filings we will expand in our disclosure to discuss how our debt covenants may impact our plans to open new stores in 2005 and thereafter.  Our current line requires that we meet certain financial covenants, provides payment penalties for noncompliance and prepayment, limits the amount of other debt we can incur, limits the amount of spending on fixed assets, and limits payments of dividends.  Our plans for adding new stores in 2005 and thereafter may be impacted by these covenants, particularly the limit on the amount of spending on fixed assets and financial covenants. Our expansion plans reflect management’s judgment that we will be able to comply with the debt covenants or obtain amendments or waivers of such covenants from our lender.

Item 8.  Financial Statements and Supplemental Data, page 26

Consolidated Statement of Shareholders’ Equity, page 30

7.                                      Please include a separate column that reconciles the number of shares held in common stock and details the activity during each period presented.  Reference is made to APB 12.  We note from the shares outstanding on the consolidated balance sheet that you issued 1,772,000 shares of common stock in 2004.  It is not evident on the consolidated statement of stockholders’ equity and consolidated statement of cash flows, that all common stock issuances have been reflected in the periods presented.  For example, in Note 8 you discuss warrant exercises during 2004 totaling 606,000 shares of common stock.  The consolidated statement of stockholders’ equity and consolidated statement of cash flows list proceeds of only $18,000 from the exercise of warrants.  Please clarify for us and include in your response all common stock issuances, stock option exercises and warrant exercises herein.

Response: Below is the Consolidated Statement of Shareholders’ Equity from our 2004 10-K with more detailed information.  Note 8 to our financial statements provides information on the warrant agreements with the company.  These warrant agreements may include an option for a cashless exercise transaction of the warrant to common stock.  In future filings we will provide this type of detail.

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total

Balance, December 29, 2001	2,297,000	$11,360,000	$(5,963,000)	$5,397,000
Employee stock option exercises (Note 8)	8,000	8,000	—	8,000
Cashless exercise of warrants (Note 8)	19,000	—	—	—
Net income	—	—	332,000	332,000

Balance, December 28, 2002	2,324,000	11,368,000	(5,631,000)	5,737,000
Exercise of warrant (Note 8)	20,000	13,000	—	13,000
Cashless exercise of warrant (Note8)	20,000	—	—	—
Net loss		—	(1,541,000)	(1,541,000)

Balance, January 3, 2004	2,364,000	11,381,000	(7,172,000)	4,209,000
Employee stock option exercises (Note 8)	16,000	16,000	—	16,000
Exercise of warrant (Note 8)	30,000	18,000	—	18,000
Cashless exercise of warrants (Note 8)	576,000	—	—	—
Issuance of Common Stock, net of offering costs of $316,000 (Note 8)	1,150,000	3,134,000	—	3,134,000
Net loss		—	(1,314,000)	(1,314,000)

Balance, January 1, 2005	4,136,000	$14,549,000	$(8,486,000)	$6,063,000

Note 1.  Nature of Business and Significant Accounting Policies, page 32

Software development costs, page 34

8.                                      Tell us, and disclose in future filings, the total amount of capitalized software developed for internal use included in property, plant and equipment.  Additionally, tell us, and expand your disclosure in future filings to describe how you have considered SOP 98-1 and EITF 00-2 in the capitalization of software costs.  Please include the stage of software development, the anticipated service date, the eventual use of the software and how the type of costs incurred qualifies for capitalization under these standards.

Response:  In future filings we will disclose the total amount of capitalized software developed for internal use included in property, plant and equipment and how we have considered SOP 98-1 and EITF 00-2 in the capitalization of software costs.  As of January 1, 2005, we have capitalized software development in the amount of $1,062,000.  This development is for two pieces of software that we use:  One piece of software is used in the retail locations and the other is used with the electric utility recycling programs.  We capitalize internally-developed software during the application development stage and for any upgrades and enhancements that result in additional functionality as required by SOP 98-1 and EITF 00-2.  This software is not intended to be marketed externally.  We are currently using both pieces of software and we are developing upgrades and enhancements that will add functionality to the original developed software.

Item 9A.  Contro1s and Procedures, page 44

9.                                      Tell us in greater detail the nature of the material weakness identified in your disclosure and when the material weakness first began.  In this regard, also tell us the specific steps that the company has taken, if any, to remediate the material weakness and whether the company believes that the material weakness still exists at the end of the period covered by the report.

Response:  We disclosed in Item 9A that our year-end financial statement closing process did not ensure that all significant elements of our financial statements were adequately reviewed.  Specifically, although it has been our practice to have a second person review our monthly close processes, we did not fully review all processes during the 4th quarter of 2004 due to extraordinary demands on management’s time.  When we identified this weakness, we updated our monthly closing checklist to ensure that such review occurs prior to closing a month.  This checklist is reviewed by the Controller and Chief Financial Officer at each month end.

Our Chief Executive Officer and Chief Financial Officer concluded that the material weakness existed as of the end of the 4th quarter which is covered by the Form 10-K, and we disclosed that conclusion in Item 9A of our Form 10-K.  During the first quarter ended April 2, 2005, we enhanced and formalized our period-end closing process as described above.  As reflected in Item 4 of our Form 10-Q for the first quarter, our Chief Executive Officer and Chief Financial Officer concluded that the material weakness did not exist at the end of the first quarter 2005.

10.                               We note that your chief executive officer and chief financial officer certified, in their Rule 13a-14 certifications, that based on their knowledge, “the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.”  Given the material weakness discussed, disclose why you believe the financial statements for the fiscal period covered by your reports fairly present in all material respects your financial condition, results of operations and cash flows.

Response:  As disclosed in Item 9A of our Form 10-K, the material weakness that was disclosed was discovered during the review of the consolidated financial statements for the year ended January 1, 2005 but before the financial statements were completed.  The matters that were discovered during the review were properly accounted for in our financial statements, and accordingly our Chief Executive Officer and Chief Financial Officer concluded that the financial statements and other information included in the Form 10-K fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the report.

*    *    *    *

In connection with these responses, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Linda Koenig at (952) 930-1799 if you have any questions about these responses.

Sincerely,

APPLIANCE RECYCLING CENTERS OF AMERICA, INC.

By	/s/ Linda A. Koenig
Chief Financial Officer